Explanation of Responses

By virtue of its position as one of two Managing Members of PP Holding, LLC, a Delaware limited liability company, Warburg Pincus International Partners, L.P., a Delaware limited partnership (“WPIP”), may be deemed to be the beneficial owner of 10,440,658 shares of Common Stock of which PP Holding, LLC is the direct record holder.

The sole general partner of WPIP is Warburg Pincus Partners, LLC, a New York limited liability company (“WPP LLC”), Warburg Pincus & Co., a New York general partnership (“WP”), is the managing member of WPP LLC.  Warburg Pincus LLC, a New York limited liability company (“WP LLC”), manages WPIP.  Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC.  Mr. Kaye and Mr. Landy may be deemed to control WP.  Each of WP, WP LLC, WPP LLC, Mr. Kaye and Mr. Landy all disclaim beneficial ownership of all shares of Common Stock except to the extent of any indirect pecuniary interest therein.